August 17, 2009

United States Securities and Exchange Commission	VIA EDGAR
100 F Street, N.E.
Washington, DC 20549

Attention: Kevin W. Vaughn

RE:	First Community Bank Corporation of America

Form 10-K for Fiscal Year Ended December 31, 2008

Filed March 27, 2009

File No. 000-50357

Ladies and Gentlemen:

We are in receipt of the comments of the Securities and Exchange Commission (the “Commission”) to the above-mentioned filing of First Community Bank Corporation of America (the “Company”) by letter dated June 26, 2009, and additional comments by letter dated July 21, 2009, and have set forth our response below:

Form 10-K for the Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Loans, page 22

1.	We note your response and proposed disclosure to prior comment 3. Please expand your proposed future filings disclosure to address your policy related to loans that are not collateral dependent. Please provide us with your proposed disclosure.

A loan is classified impaired when, based on current information and events; it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. All amounts due according to the contractual terms means that both the contractual interest payments and contractual principal payments will be collected as scheduled in the loan agreement. Once a loan is considered impaired and is collateral dependent, an analysis of the loan will be performed to determine a fair value estimate. Fair value will be determined by a current appraisal or using a reasonable discount of the appraisal using comparable data given the existing economic conditions. If the loan is collateral dependent, the loss will be determined by deducting selling costs from the fair value of the collateral. The difference between the loan balance and the fair value less selling cost is the loss. The loss will be charged-off when it has been determined. If the loan is considered impaired as a Troubled Debt Restructure, it is treated as required under FASB 114. The discounted cash flow of revised payment stream is discounted at the original loan rate and the difference is determined to be the loss. We have expanded our discussion in the June 30, 209 10Q and will continue to include this disclosure in future filings.

Kevin W. Vaughn

United States Securities and Exchange Commission

August 17, 2009

2.	We note your response prior comment 4. Please address the following:

a.	Please provide us with the specific revised disclosure you intend to include in future filings with respect to the economy in your market area and its impact on your trends in credit quality, allowance for loan losses, provision for loan losses and nonperforming loans.

The bank operates in two distinct geographic markets on the West Coast of Florida, the Tampa Bay region in West Central Florida and the Port Charlotte Region in southwest Florida. Three of the banks markets are located around Tampa Bay (Pinellas County, Pasco County and Hillsborough County). The fourth market is located in Port Charlotte County. The economy in Florida has been hard hit by the decline in real estate values resulting from an over supply of residential housing units, a significant reduction in development activity and reductions in sales activity. The lack of absorption of vacant land, lots and certain single family and condominium product has continued to feed the decline in values. The Tampa Bay region is more diversified with other service and manufacturing industry than the Port Charlotte region which had been primarily dependent on residential real estate development and the retiree industry. Although the Tampa Market has shown decreased values in single family homes and condominiums it has not suffered as severely as the Port Charlotte market. Housing values have dropped approximately 40-50% from the height of activity in 2005 – 2006. Similarly vacant land and lot values have fallen 60-70%. The drop in values continues to contribute to the delinquency or default of borrowers in that market. Correspondently the Tampa market has seen a drop in values for single family of 25-35%, however condominiums and luxury homes have experienced larger decreases. Land and lot values have diminished by 30-40%. The Bank has experienced continued losses in vacant residential lot loans and single family homes. A predominant portion of these losses are in the Port Charlotte market. Unemployment in Port Charlotte is purported to be in the 10-15% range, thus many borrowers struggle to maintain a positive payment history.

The commercial real estate market in the Tampa Bay area is showing signs of weakness especially in the multifamily, office rental and retail rental market. The bank does not have a large concentration in these areas, however, is experiencing increased delinquency trends in that market. Commercial real estate in Port Charlotte is also experiencing significant weakness, however, the Bank has minimal holdings in that product type.

In light of these real estate trends the Bank has experienced an increase in its problem assets specifically in vacant residential lots and single family which has comprised 69% of charge off activity. Commercial real estate related charge off’s have been minimal to date at 8.5% of total charge-offs. The remaining charge-offs have been consumer loans.

b.	We note that the coverage of your allowance for loan losses allocated specifically to impaired loans to your impaired loans with an allowance balance decreased from 78% to 38% between December 31, 2008 and March 31, 2009. Please revise future filings to more thoroughly discuss how you consider this fluctuation when determining your

c.	allowance for impaired loans. Please identify the specific factors or drivers that resulted in this fluctuation. Please provide us with your proposed disclosure.

Kevin W. Vaughn

United States Securities and Exchange Commission

August 17, 2009

At fiscal year end December 2008 the bank provision was increased to build up the loan loss allowance. A number of loans were charged off in the fourth quarter of 2008 and the first quarter of 2009. The following chart illustrates the combination of allowance and charge-off activity:

	Nonimpaired Loans	Impaired Loans	Total
Allowance for loan losses:
Beginning balance	$8,134	96	8,230
Provision	244	1,788	2,032
Charge-offs	(1,026)	(1,443)	(2,469)
Recoveries	50	1	51

Ending balance	$7,402	442	7,844

Loss allowance	7,402	442	7,844

Partial charge-offs of loans currently in portfolio	210	2,771	2,981

Total	7,612	3,213	10,825

Total loans	$377,955	44,602	422,557

Allowance loss and charge-offs as a percentage of total loans	2.01%	7.20%	2.56%

d.	Please provide us with the specific disclosure you intend to include in future filings related to your reconciliation of your “non-performing assets with the real estate trend for your market area.”

The increase in nonperforming assets correlates with the real estate related delinquencies being experienced by the Bank in the Port Charlotte market, and the Tampa Bay market.

Predominantly the nonperforming assets are vacant residential lots, single family homes, multi family and small office.

3.	Please revise to discuss the extent to which you use external appraisals to determine the fair value of the underlying collateral for impaired loans which are collateral dependent. To the extent you do, please revise future filings, beginning with your Form 10-Q for the quarter ended June 30, 2009 to address the following. Please provide us with your proposed disclosures.

a.	How and when you obtain external appraisals, and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs.

Kevin W. Vaughn

United States Securities and Exchange Commission

August 17, 2009

The Bank obtains external appraisals on commercial real estate loans considered collateral dependent and on commercial REO on an annual basis. Once the appraisal is in hand the bank will evaluate and if required will write down the loan. The Bank obtains a brokers price opinion or other valuation service estimate every six months on any impaired collateral dependent single family or residential lot loans, or REO and a write down is made as required. A formal appraisal is ordered to evaluate the fair value when the foreclosure process is completed and the property title is being transferred to the bank as REO. The REO is initially valued at the appraised value less estimated costs to sell.

b.	The typical timing surrounding the recognition of a collateral dependent loan as nonperforming and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process.

There have been no significant time lapses in this process as described above.

c.	Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and the corresponding reasons for the difference, as applicable.

In the current economic environment with ever changing values, we are evaluating the problem loans and REO and recognizing the appropriate write-down or loss on sale as per the above described time frames.

d.	If you do not use external appraisals to fair value the underlying collateral for impaired loans, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans.

The Bank uses broker’s price opinions or valuation service values on residential or vacant lot loans when evaluating a potential loss. Prior to a final charge off of the loan a formal appraisal is ordered to make the necessary transfer to REO. Once the property is in REO, after six months a broker’s price opinion or valuation service model will be used to evaluate the current value. An allowance is established for any additional losses.

4.	We note your response prior comment 5. Please provide us with the specific disclosure you intend to include in future filings. Further, in addition to the information you intend to include please make sure your disclosure states the number of nonperforming and REO loans included in each loan category, and whether those loans are to the same borrower or different borrowers.

One correction is noted to the previous response dated July 16, 2009. The chart outlined below are the delinquency numbers for various loan categories for the previous year end periods and first quarter of 2009, not the non-accruals and REO as mistakenly reported:

30+ Days	December 2007	December 2008		March 2009
	$ %	$	%	$	%

Residential Mortgages	1,780.46	4,994	1.21	6,466	1.53
Commercial Real Estate	1,183.41	6,462	1.57	6,473	1.53
Land and Lots	1,160.30	4,577	1.11	4,945	1.17
Commercial Loans	347.09	394	0.10	4,293	1.01
Installment	74.02	180	0.04	95	0.02

Kevin W. Vaughn

United States Securities and Exchange Commission

August 17, 2009

For the upcoming second quarter 2009, below are the delinquency numbers:

30+ Days	June 2009
	$	%

Residential Mortgages	7,962	1.88
Commercial Real Estate	15,081	3.56
Land and Lots	8,319	1.96
Commercial Loans	407	0.10
Installment	150	0.04

The bank’s non-performing and REO is comprised of the following:

	December 2008 Non-Accrual		REO		March 2009 Non-Accrual		REO
	#	$	#	$	#	$	#	$

Residential Mortgages	10	3,216	3	234	13	2,762	10	1,784
Commercial Real Estate	5	6,069	1	391	9	6,077	1	391
Land and Lots	15	3,667	10	699	20	4,762	9	629
Commercial Loans	1	74	0	0	0	0	0	0
Installment	2	138	3	199	2	18	3	194

	June 2009 Non-Accrual		REO
	#	$	#	$

Residential Mortgages	26	5,378	3	1,481
Commercial Real Estate	12	10,935	1	391
Land and Lots	33	7,663	14	822
Commercial Loans	2	700	0	0
Installment	2	12	3	194

Item 8. Financial Statements and Supplementary Data

Note 1. Description of Business and Summary of Significant Accounting Policies – Foreclosed Real Estate, page F-12

5.	We note your response to prior comment 6. Paragraph 28 of SFAS 15 specifically states that long-lived assets received should be recorded at fair value less cost to sell, not using a “lower of” method such as your policy. Please revise your accounting policy in future filings to comply with the fair value less cost to sell method required by SFAS 15. In addition, please tell us whether there will be any financial statement impact, and disclose the amount of the impact if material, due to this change in methodology to comply with GAAP.

We incorrectly reported our accounting policy on initially recording foreclosed real estate. It should read “fair value less cost to sell at the date of foreclosure,” we have revised this in the June 30, 2009 10Q and will continue in future filings.

Kevin W. Vaughn

United States Securities and Exchange Commission

August 17, 2009

Note 8. Income Taxes, page F-27

6.	We note your response to prior comment 7. Our prior letter asked that you provide us with your proposed disclosures of your analysis of the positive and negative evidence you considered as part of your determination that it is “more likely than not” your deferred taxes will be realized. As such, in response to this comment, please provide us with the specific disclosure you intend to include in your future filings.

The Company continues to recognize a net deferred tax asset because based on current operations and management forecast of future earnings, management believes it is more likely than not that the asset will be realized in the future.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned with any questions or further comments.

Very truly yours,

/s/ Stan B. McClelland
Stan B. McClelland
Chief Financial Officer